[PUBLICIS GROUPE LOGO]          PUBLICIS GROUPE

          PRESS RELEASE

          ARC NORTH AMERICA ANNOUNCEMENT COMMUNICATIONS

          PUBLICIS GROUPE ANNOUNCES CREATION OF NEW MARKETING SERVICES
                         ORGANIZATION ARC NORTH AMERICA

               Leo Burnett Worldwide unit to combine Frankel, iLeo
                      North America and Semaphore Partners.

CHICAGO (January 22, 2004) --- Following its previous announcement in September 2003, Publicis Groupe announced today the creation of a new marketing services organization, Arc North America, which brings together three prestigious Publicis Groupe agencies -- Frankel, iLeo North America and Semaphore Partners. The organization combines more than 600 employees and will report into Leo Burnett Worldwide Chairman and CEO Linda Wolf.

"COMBINING THESE ENTITIES WILL CREATE ONE POWERFUL MARKETING SERVICES COMPANY," SAID WOLF. "BY DELIVERING BROADER AND DEEPER MARKETING SERVICES CAPABILITIES WITHIN ONE BEST-IN-CLASS AGENCY, ARC NORTH AMERICA WILL STAND OUT AS AN INDUSTRY LEADER, PROVIDING HOLISTIC MARKETING SOLUTIONS TO BOTH LEO BURNETT CLIENTS AND THE GENERAL MARKETPLACE."

Integrating the talent and expertise of these three agencies, Arc North America will offer promotion, interactive, direct, database and retail marketing services. Arc North America will retain Frankel as a sub-brand. Clients include:
Diageo, Dreyer's, General Motors, McDonald's, Procter & Gamble and Visa.

Arc North America will be based in Chicago and led by President and CEO Dick Thomas, 47, currently president and CEO of Frankel. Steve Weinswig, 39, currently president and CEO of Semaphore Partners, will also serve on the management team. Peter Steinhauser, 48, currently president and CEO of iLeo, will continue with the organization through a transition period.

Maurice Levy said: "CONNECTING BRANDS WITH CONSUMERS AND BUILDING LONG-LASTING AND FRUITFUL RELATIONSHIPS BETWEEN THEM CAN ONLY BE ACHIEVED THROUGH HOLISTIC COMMUNICATION. WE AT PUBLICIS GROUPE HAVE BEEN CLEARLY COMMITTED TO THIS HOLISTIC APPROACH FOR MANY YEARS. BRINGING THESE THREE SUPERB BRANDS TOGETHER UNDER ONE UMBRELLA WILL NOT ONLY CREATE A NEW AND POTENT FORCE IN ARC NORTH AMERICA, BUT WILL ALSO MAKE EACH PART OF THE WHOLE EVEN STRONGER AND THE LEO BURNETT OFFER TO ADVERTISERS EVEN MORE COMPELLING."

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PUBLICIS  GROUPE SA (Euronext  Paris:  13057,  NYSE:  PUB) is the world's fourth largest communications group, as well as world leader in media counsel and buying. Its activities span 109 countries on six continents.

Group activities cover ADVERTISING, through three autonomous global advertising networks: Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49 percent-owned; media COUNSEL AND BUYING through two worldwide networks Zenith Optimedia and Starcom MediaVest Group; MARKETING SERVICES and specialized communications including direct marketing, public relations, corporate and specialized communications, multicultural and healthcare communications.

WEBSITES:  www.publicis.com and www.finance.publicis.com.
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                                    CONTACTS

                 Leo Burnett: Kristin Fletcher: + 1 312 220 4795

                     Frankel: Marie Roche: + 1 312 552 4440

        Groupe Corporate Communications: Eve Magnant - + 33 1 44 43 70 25

         Groupe Investors Relations: Pierre Benaich - + 33 1 44 43 65 00